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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of April 2005
Commission File No. 1-11284

NORANDA INC.
(Translation of registrant's name into English)

181 Bay Street, Suite 200, BCE Place,
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                        Form 40-F ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐                        No ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐                        No ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Furnished herewith are:

Exhibit No.	Description
99.1	Press Release dated April 1, 2005 of Noranda Inc. regarding "Noranda to Webcast Annual General Meeting and First Quarter 2005 Conference Call".
99.2	Press Release dated April 13, 2005 of Noranda Inc. regarding "Noranda Declares First Quarter Dividend on its Common Shares".

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORANDA INC. (Registrant)
May 9, 2005	By:	/s/ STEPHEN K. YOUNG Stephen Young — Corporate Secretary

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated April 1, 2005 of Noranda Inc. regarding "Noranda to Webcast Annual General Meeting and First Quarter 2005 Conference Call".
99.2	Press Release dated April 13, 2005 of Noranda Inc. regarding "Noranda Declares First Quarter Dividend on its Common Shares".

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SIGNATURES
Exhibit Index